STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

November 19, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:          The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about November 24, 2015 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 111 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 110 ("Amendment No. 110") to the Registration Statement, filed on October 2, 2015, which was filed in order to add an additional strategy for Lazard Master Alternatives Portfolio (the "Portfolio"), the European Equity Long/Short Strategy.

The Amendment will respond to comments of the staff (the "Staff") of the Commission on Amendment No. 110 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on November 17, 2015.  The prospectus and statement of additional information included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 110.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Summary Section—Fees and Expenses

1.
Staff Comment:  Please confirm supplementally whether the Portfolio expects "Acquired Fund Fees and Expenses" to be one basis point (0.01%) or more in the current fiscal year.  If so, please add a line item to the fee table.

Response:  Fund management has advised us that it does not expect "Acquired Fund Fees and Expenses" to be one basis point or more in the current fiscal year for the Portfolio.

2.
Staff Comment:  Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of the Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please provide the Staff with the completed expense example.

Response: As the expenses of the fund are estimated to increase because of the addition of the "European equity long/short strategy," we revised the fee and expense table (included below, along with the expense example).

	Institutional Shares	Open Shares	R6 Shares
Shareholder Fees (fees paid directly from your investment) Maximum Redemption Fee (as a % of amount redeemed, on shares owned for 30 days or less)	1.00%	1.00%	1.00%
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.40%	1.40%	1.40%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses*
Dividend and Interest Expenses on Securities Sold Short	1.28%	1.28%	1.28%
Remainder of Other Expenses	.39%	.44%	.39%
Total Other Expenses	1.67%	1.72%	1.67%
Total Annual Portfolio Operating Expenses	3.07%	3.37%	3.07%
Fee Waiver and Expense Reimbursement**	.09%	.14%	.14%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	2.98%	3.23%	2.93%
*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**
Reflects a contractual agreement by Lazard Asset Management LLC (the “Investment Manager”) to waive its fee and, if necessary, reimburse the Portfolio through December 31, 2016 to the extent Total Annual Portfolio Operating Expenses exceed 1.70%, 1.95% and 1.65% of the average daily net assets of the Portfolio’s Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, dividend and interest expenses on securities sold short, fees and expenses of “Acquired Funds” and extraordinary expenses, and excluding shareholder redemption fees or other transaction fees. This agreement can only be amended by agreement of the Fund, upon approval by the Fund’s Board of Directors (the “Board”) and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years
Institutional Shares	$301	$940
Open Shares	$326	$1,023
R6 Shares	$296	$935

Summary Section—Principal Investment Strategies

4.	Staff Comment: Please confirm that the "European equity long/short strategy" typically invests in equity securities of European companies.

Response:  "European equity long/short strategy" has been revised as follows:

The European equity long/short strategy seeks long-term capital growth through a bottom-up stock selection process supported by fundamental research. This strategy seeks to purchase equity securities of companies that the portfolio management team believes have high sustainable or improving financial productivity and compelling valuations and to take short positions in companies that possess the opposite characteristics. The strategy typically invests primarily in large and mid-cap European companies or large and mid-cap companies which derive significant sources of profit from or have close economic links with Europe. Stock selection is not undertaken by reference to a benchmark, and country allocations within Europe and industry/sector exposures are a result of the stock selection rather than being actively managed.

5.
Staff Comment:  As the Portfolio may enter into credit default swap agreements, please confirm that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

6.
Staff Comment:  Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please confirm that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in that letter.

Response:  Fund management has confirmed that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in the letter.

Back Cover

7.
Staff Comment:  If the Fund's policies and procedures with respect to the disclosure of the Portfolio's portfolio holdings are available on the Fund's website, please state so and provide the website address.

Response:  The Fund's policies and procedures with respect to the disclosure of the Portfolio's portfolio holdings are not available on the Fund's website other than the descriptions included in the prospectus and statement of additional information, which are available on the Fund's website.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5673 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Alex Kaufman
Alex Kaufman

cc:           Janna Manes